Exhibit 99.4
EnCana Corporation
Supplemental Financial Information (unaudited)
Exhibit to June 30, 2008 Consolidated Financial Statements
CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the 12-month period then ended.

	June 30
	2008	2007

Interest coverage on long-term debt:
Net earnings	9.7	14.7
Cash flow	22.2	23.1